UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                         Eagle Pacific Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   269719 10 0
              ----------------------------------------------------
                                 (CUSIP Number)

                                William H. Spell
                      333 South Seventh Street, Suite 2430
                   Minneapolis, Minnesota 55402 (612) 371-9650
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                December 31, 1997
     -----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note:Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No.  269719  10  0                                      Page 2 of 4 Pages

--------------------------------------------------------------------------------
 1           NAME OF REPORTING PERSONS/
             I.R.S. IDENTIFICATION NOS. OF ABOVE  PERSONS (ENTITIES ONLY)
             William H. Spell
----------- --------------------------------------------------------------------
 2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a) [   ]
                                                                      (b) [   ]
----------- --------------------------------------------------------------------
 3           SEC USE ONLY

 ----------- -------------------------------------------------------------------
 4           SOURCE OF FUNDS (SEE INSTRUCTIONS)
             OO
 ----------- -------------------------------------------------------------------
 5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                       [   ]

 ----------- -------------------------------------------------------------------
 6           CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S.A.

 -------------------------------------------------------------------------------
        NUMBER OF         7         SOLE VOTING POWER
         SHARES
      BENEFICIALLY                  351,034 (includes 225,000 shares obtainable
        OWNED BY                    upon exercise of stock options)
          EACH            --------- --------------------------------------------
        REPORTING         8         SHARED VOTING POWER
         PERSON
          WITH                      51,929
                          --------- --------------------------------------------
                          9         SOLE DISPOSITIVE POWER

                                    351,034 (includes 225,000 shares obtainable
                                    upon exercise of stock options)
                          --------- --------------------------------------------
                          10        SHARED DISPOSITIVE POWER

                                    51,929
 ----------- -------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 402,963 (includes 225,000 shares obtainable upon exercise of stock options)
 ----------- -------------------------------------------------------------------
 12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES (SEE INSTRUCTIONS)                                    [   ]

 ----------- -------------------------------------------------------------------
 13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             6.0%
 ----------- -------------------------------------------------------------------
 14          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             IN
 ----------- -------------------------------------------------------------------

Item 1.           Security and Issuer.

                  (a)      Common Stock, $.01 par value

                  (b)      Eagle Pacific Industries, Inc.
                           333 South Seventh Street, Suite 2430
                           Minneapolis, Minnesota 55402

Item 2.           Identity and Background.

                  (a)      William H. Spell

                  (b)      333 South Seventh Street, Suite 2430
                           Minneapolis, Minnesota 55402

                  (c) Mr. Spell is Chief Executive Officer of the Issuer (See Item 1 for address).

                  (d)      Mr.  Spell  has  never  been   convicted  in  a
                           criminal proceeding.

                  (e) Mr. Spell has not been a party to any civil proceeding as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mr. Spell is a citizen of the United States of America.

Item 3.           Source and Amount of Funds or Other Consideration.

     Effective December 31, 1997, Mr. Spell received an option to purchase 100,000 shares of the Issuer's Common Stock at an exercise price of $.75 per share in connection with the assumption by the Issuer of outstanding options to purchase stock of Eagle Plastics, Inc. upon the merger of Eagle Plastics, Inc. into the Issuer. No consideration was paid by Mr. Spell for the granting of such option.

Item 4.           Purpose of Transaction.

     The option described in Item 3 was granted to Mr. Spell by Eagle Plastics, Inc. and assumed by the Issuer as part of the Issuer's policy of granting stock options to retain and attract key employees and nonemployee directors who contribute to the Issuer's success.

Item 5.           Interest in Securities of the Issuer.

     Mr. Spell beneficially owns 372,463 shares of the Issuer's Common Stock, representing 5.5% of the shares of Common Stock outstanding. Of such shares, 126,034 shares are held directly by Mr. Spell, 225,000 shares are obtainable upon exercise of presently exercisable options and 21,429 shares are held by Mr. Spell's wife. Mr. Spell has sole voting and dispositive power over 126,034 shares owned directly by him and 225,000 shares obtainable upon exercise of stock options, and shares voting and dispositive power with his wife over 21,429 shares.

     In addition to receipt of the option described in Item 4, the following transactions in the Issuer's securities were effected during the past 60 days:

          (a) On August 4, 1997, Mr. Spell acquired, in a market transaction, 10,000 shares of Common Stock at a price of $2.625 per share.

          (b) On August 5, 1997, Mr. Spell acquired, in a market transaction, 3,000 shares of Common Stock at a price of $2.625 per share.

          (c)  On  September  10,  1997,  Mr.  Spell   acquired,   in  a  market
               transaction, 6,000 shares of Common Stock at a price of $2.625 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          None.

Item 7. Material to be Filed as Exhibits.

          None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 26, 1998.

                                                  /s/ William H. Spell
                                                   William H. Spell